D a n i B a b i n e a u

600   Main   St,   Worcester,   MA   01608
danibabs@gmail.com   978 / 660 5526

Summary and Qualifications

Received an **MBA in Entrepreneurship** at Babson College, the country's top entrepreneurship program.

Exceptional **knowledge of craft beer**, as demonstrated through professional certifications, continued education and years of employment in craft beer sales.

Passionate and **driven**, with a strong network within the entrepreneurship and craft beer communities.

Industry Experience

Exhibit "A" Brewing Company   Framingham, MA 09 / 2016 - 01 / 2017
· Execute both retail and draft sales while providing an enjoyable experience for visitors to the brewery.
· Maintain cleanliness and smooth operations of the bar, draft system and back of house areas.

Craft Beer Cellar, Staff Beer Geek   Newton, MA   10 / 2013 - 02 / 2017
· Facilitate customer satisfaction through friendly and knowledgeable recommendations and information both on the sales floor and through educational seminars.

The Biltmore Bar & Grille, Server   Newton, MA   06 / 2014 - 12 / 2014
· Adapted quickly as a first time server, demonstrating ease in customer service and tenacity in high volume situations.
· Displayed curiosity about all aspects of the restaurant business and a strong desire to increase the effectiveness of the entire service team.

Certifications
· Certified Cicerone   · TIPS Certified

Education

Babson College, F.W. Olin School of Business   Wellesley, MA   2013 - 2015
Master's of Business Administration & Forte Fellow
WIN (Women Innovating Now) Lab, a yearlong residency program for women entrepreneurs
Summer Venture Program, a 10 week intensive business accelerator for Babson entrepreneurs

Siebel Institute of Technology   Chicago, IL   Nov. 2014
Attended – Start Your Own Brewery Course

Northeastern University   Boston, MA   2005 - 2010
Bachelor of Science in Architecture
Chapter President, American Institute of Architecture Students

Professional Experience

Preview Properties, Real Estate Agent   Boston, MA   02 / 2013 - 09 / 2013
· Thrived in an independently driven sales environment, adeptly dealing with a variety of clients and landlords on a daily basis while achieving one of the top portfolios of deals within the office.

Coastal Construction Corporation, Asst Project Manager   Duxbury, MA   11 / 2010 - 11 / 2012
· Developed leadership skills in a horizontal management environment, adeptly working with a multitude of personnel both within and beyond the company.